FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON AUGUST 03, 2010

1                 DATE, TIME AND PLACE: On the third day of August, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2                 BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3                 CALL AND ATENDENCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the acting members.

4                 AGENDA: (i) Election of Officer of the Company; and (ii) Consolidation of the Board of Executive Officers of the Company.

5                 RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by the majority vote:

5.1             To registry the resignation of Daniela Sabbag from the position of Investor Relations Officer. The Chairman of the Board, in the name of the Company, thanked Daniela Sabbag for her contribution that was fundamental to the development and progress achieved by this Company. Due to the mentioned, to elect, pursuant Article 18, “b” and Article 20 of the Company’s Bylaws, with a term of office maturing on April 30, 2011, for the position of Investor Relations Officer, Vitor Fagá de Almeida, Brazilian citizen, married, economist, bearer of Identity Card RG No. 25.209.660-5, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 204.156.108-42, resident in the city Capital of São Paulo State, with business address at Avenida Brigadeiro Luis Antônio, nº 3172, Zip Code: 01402-901. The elected officer declares, under the penalties of the law, not to be involved in any of the crimes provided for in law, which would hinder him from performing business activities, being aware of the provisions set forth in Article 147 of Law 6,404/76.

5.2             In accordance with the aforementioned, to ratify and consolidate the composition of the Company’s Board of Executive Officers, namely: Chief Executive Officer: Enéas César Pestana Neto; Executive Vice-President of Market Strategy: Claudia Elisa de Pinho Soares; Executive Vice-President of Commercial Strategy: Antônio Ramatis Fernandes Rodrigues; Executive Vice-President of Corporate Relations: Hugo Antônio Jordão Bethlem; Executive Vice-President of Retail Business: José Roberto Coimbra Tambasco; Executive Vice-President of Specialized Businesses: Caio Racy Mattar; Corporate, Finance and IT Services Officer: José Antônio de Almeida Filippo; Commercial Food and Loss Prevention Officer: Paulo Gualtieri; People and Management Officer: Sylvia de Souza Leão Wanderley; Supply Chain Officer: Marcelo Lopes, and Investor Relations Officer: Vitor Fagá de Almeida.

APPROVAL AND SIGNATURE OF THE MINUTES: With nothing further to come before the board, the works were adjourned for this minute to be drafted. The works being duly reopened, this was read, approved and signed by all present. São Paulo, August 03, 2010. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. Guests: Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 03, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.